For Immediate Release

Nordion Reports Fourth Quarter and Fiscal 2010 Financial Results

Improved performance across all business segments

Highlights:

•	Resumed position as a key supplier in the molybdenum-99 (Mo-99) supply chain with the restart of the National Research Universal (NRU) reactor
•	Established long-term supplemental supply of Mo-99 with Russian supplier, Isotope
•	Ended fiscal 2010 in a solid liquidity position and with financial flexibility, announcing dividend and Normal Course Issuer Bid (NCIB) program in January 2011
•	Initiated reporting on three segments: Medical Isotopes, Targeted Therapies, and Sterilization Technologies

Nordion reports in U.S. dollars unless otherwise specified

OTTAWA, CANADA – January 20, 2011 – Nordion Inc. (TSX: NDN; NYSE: NDZ), a leading provider of products and services to the global health science market, today reported its fourth quarter and fiscal 2010 financial results. The Company also filed its 2010 Annual Report, which includes audited consolidated financial statements and notes for the year ended October 31, 2010, and related management’s discussion and analysis, the 2010 Annual Information Form, and the 2011 Management Proxy Circular.

Revenues from continuing operations of $85.8 million were up $34.4 million or 67% in the fourth quarter of fiscal 2010, compared with $51.4 million in the fourth quarter of fiscal 2009. Income from continuing operations was $9.3 million ($0.14 earnings per share), compared with a loss of $18.2 million ($0.14 loss per share) in the fourth quarter of fiscal 2009.

In fiscal 2010, revenues from continuing operations were $240.4 million, up 4% compared with fiscal 2009.  The loss from continuing operations was $103.3 million ($1.16 loss per share), a significant increase from a loss of $11.7 million ($0.10 loss per share) in fiscal 2009.

“Nordion’s financial results strengthened in the fourth quarter across all three business segments,” said Mr. Steve West, Chief Executive Officer, Nordion Inc. “Increased sales in the Sterilization Technologies business, a resumption of activity in the Mo-99 supply chain, and improved performance of key Targeted Therapies products contributed to stronger revenues.”

“Now that Nordion has completed the strategic repositioning, we’re focused on driving improved profitability and cultivating sustainable growth,” added Mr. West.

Key Q4 Events:
•	Nordion extended its existing agreement with Ontario Power Generation, Inc., securing supply of cobalt-60 (Co-60) for the Company until 2020.
•	The NRU reactor, Nordion’s primary source of Mo-99 supply, returned to operation and Nordion resumed its role in the medical isotope supply chain.
•	Nordion announced that Kenneth Newport was appointed to the Board of Directors.
•	Nordion entered into a framework agreement with Russian Rosatom State Corporation’s subsidiary, Open Joint Stock Company Isotope (Isotope), and signed an agreement for the exclusive supply of
Mo-99 for processing, distribution and sale outside the Russian Federation until 2020.

Subsequent to the quarter:
•	On November 1, 2010, the Company completed its name change from MDS Inc. to Nordion Inc.
•	On December 2, 2010, Nordion announced it had signed a non-binding letter of intent to divest its Belgian subsidiary, MDS Nordion S.A.
•	On December 23, 2010, Nordion announced that the first sample of Mo-99 had been shipped from Isotope.
•	On January 5, 2011, Nordion announced it had extended its Mo-99 supply contract with a major customer, Lantheus Medical Imaging, Inc., until December 31, 2013.
•	On January 20, 2011, Nordion announced the introduction of an annual dividend of $0.40 per share, to be payable on a quarterly basis, and an NCIB program.

“Nordion demonstrated resilience throughout 2010,” said Peter Dans, Chief Financial Officer. “By focusing on operational and financial performance, the Company exited the year with the financial flexibility that allows us to return cash to shareholders through our announced dividend and NCIB.”

Medical Isotope Update
The restart of the NRU reactor was a major event for Nordion in the fourth quarter of fiscal 2010. It supported the Company’s return as a key player in the Mo-99 supply chain and as an important partner to its customers.

The current medical isotope landscape is significantly different when compared with the landscape Nordion operated in prior to the NRU reactor shutdown in May 2009. These changes created uncertainty in the medical isotope market, in general, and has specifically impacted Nordion. Several factors, as discussed in the 2010 Management Discussion and Analysis (MD&A) filed today, have affected key drivers of the Company’s profitability of its Medical Isotopes segment, including pricing and demand for medical isotopes, and in particular, for Mo-99. As a result, based on activity since the NRU reactor restarted in late-August 2010, the Company currently expects revenue and segment earnings contribution for the first and second quarter of fiscal 2011 to be similar to our results for medical isotopes in the fourth quarter of fiscal 2010. This indicates that lower demand and reduced market share are expected to offset price increases compared with what it was prior to the May 2009 shutdown. Nordion continues to work with existing customers and is in discussions with potential new customers to increase its global market share of Mo-99.

The Company continues to expect to receive its first commercial shipment of supplemental Mo-99 product from its Russian partner, Isotope, in the first half of fiscal 2011. Supply is anticipated to be available to partially offset the impact of an approximately one-month long shutdown of the NRU reactor scheduled by Atomic Energy of Canada Limited (AECL) in mid-May of 2011. Nordion will not receive product from the NRU reactor for the majority of the shutdown period. While the anticipated Mo-99 supply from Isotope during the planned shutdown of the NRU reactor is expected to be substantially less than the Company currently receives from the NRU reactor, the agreement with Isotope establishes Nordion as a reliable supplier of Mo-99 over the mid- to long-term and strengthens its relationships with customers. Over several years, the expectation is to have supply available of up to 20% of global Mo-99 demand to back up long-term requirements.

MAPLE Arbitration Update
Hearings for the arbitration with AECL related to the MAPLE Facilities are proceeding, and the Company currently expects them to conclude in the fall of 2011, with a decision from the panel following the conclusion of the hearings.

 Fourth Quarter and F2010 Results
	Three months ended October 31		Twelve months ended October 31
	2010	2009	2010	2009
Consolidated Results (thousands of U.S. dollars, except where noted)
Consolidated Revenues from continuing operations	$85,841	51,411	$240,352	231,263
Gross margin	53%	46%	47%	49%
Operating income (loss) from continuing operations	$15,394	(11,985)	(106,405)	(1,616)
Income (loss) from continuing operations	$9,280	$(18,228)	$(103,348)	$(11,650)
- Basic earnings (loss) per share from continuing operations	$0.14	$(0.14)	$(1.16)	$(0.10)
Net income (loss)	$15,672	$(58,658)	$(232,010)	$(135,241)
Cash and cash equivalents	$122,802	$298,203	$122,802	$298,203
Share buyback
- thousands of shares	-	-	52,941	-
Weighted average number of Common shares outstanding - basic (thousands of shares)	67,237	120,137	89,279	120,137

Continuing Operations by Segment
•
Consolidated revenues from continuing operations in the fourth quarter of fiscal 2010 were $85.8 million, up $34.4 million or 67%, compared with the fourth quarter of fiscal 2009. The increase was primarily due to higher revenues from Medical Isotopes as a result of the NRU reactor resuming operations in August 2010, higher Targeted Therapies revenues primarily due to increased shipments of TheraSphere® and

CardioGen-82TM products, and higher Sterilization Technologies revenues as a result of increased shipments of Co-60 and the sale of a production irradiator. Gross margin was 53%, compared with 46% in the fourth quarter of the previous fiscal year.

•	Income from continuing operations in the fourth quarter of fiscal 2010 was $9.3 million, up

$27.5 million, compared with the fourth quarter of fiscal 2009.  Other than a favourable $13 million change in the fair value of embedded derivatives primarily associated with the Company’s Russian Mo-99 supply agreement, the increase was primarily due to improved segment earnings from Medical Isotopes and Sterilization Technologies. Additionally, the Company incurred lower restructuring costs in the fourth quarter of fiscal 2010 compared with in the same quarter in fiscal 2009.

•	Other items impacting income from continuing operations in the fourth quarter of fiscal 2010 also included:
-
Selling, general and administrative (SG&A) expenses of $29.3 million, up $8.4 million compared with the same period of fiscal 2009 primarily due to a $2.8 million increase in cost associated with the MAPLE arbitration, higher costs associated with transition activities, higher incentive and stock-based compensation, and an unfavorable operational foreign exchange impact.

-	$2.5 million of restructuring costs primarily related to facilities, compared with $8.5 million of restructuring charges in the fourth quarter of fiscal 2009.
-	Other expenses, net of $4.0 million, up $5.4 million compared with an income of $1.4 million the same period of fiscal 2009.
•
Cash and cash equivalents of $122.8 million as of October 31, 2010, was $175.4 million lower compared with $298.2 million as of October 31, 2009, but up $1.5 million from the end of the third quarter of 2010. Factors impacting year over year cash balances are described in the liquidity section of the Company’s 2010 MD&A filed today, and include the effects of divestures, share buybacks, debt settlement, and operational needs. In the fourth quarter of 2010, payments for restructuring costs and income taxes remittances were funded primarily from positive operational cash flow and the sale of an Asset-backed commercial paper investment.

Medical Isotopes

	Three months ended October 31		Twelve months ended October 31
	2010	2009	2010	2009
Consolidated Results (thousands of U.S. dollars, except where noted)
Revenues	$27,907	7,835	57,958	94,412
Segment earnings (loss)	7,987	(2,055)	4,146	31,813
Gross margin	49%	15%	37%	49%

Medical Isotopes revenues increased $20.1 million or 256% in the fourth quarter of fiscal 2010 compared with the same quarter in fiscal 2009 primarily due to the restart of the NRU reactor, which occurred in late-August. The impact of the NRU reactor-based isotopes was partially offset by a 7% decline in cyclotron isotopes as they returned to normal levels.

Revenues of $58.0 million for the entire fiscal 2010 decreased by $36.4 million or 39% compared with fiscal 2009 primarily due to the outage of the NRU reactor, resulting in a 55% decrease in reactor-based isotope revenues. The decrease in reactor-supplied revenues was partially offset by cyclotron product revenues, which were 22% higher in fiscal 2010 compared with fiscal 2009, mainly driven by demand for Thallium-201, which was used as a substitute for Mo-99 due to shortages resulting from the NRU reactor shutdown and disruption to supply from the High Flux Reactor in the Netherlands in fiscal 2010.

Targeted Therapies
	Three months ended October 31		Twelve months ended October 31
	2010	2009	2010	2009
Consolidated Results (thousands of U.S. dollars, except where noted)
Revenues	$19,851	14,660	65,552	42,261
Segment earnings (loss)	1,980	2,229	6,582	261
Gross margin	48%	42%	41%	38%

Targeted Therapies revenues increased $5.2 million or 35% in the fourth quarter of fiscal 2010 compared with the same quarter in fiscal 2009 reflecting strong performance by TheraSphere® and CardioGen-82™ products. Segment earnings decreased $0.3 million or 11% as increased research and development spending on TheraSphere® and the decommissioning of a production facility in Fleurus, Belgium offset the contribution from stronger product sales.

Revenues of $65.6 million in fiscal 2010 increased by $23.3 million or 55% compared with fiscal 2009. The increase was due to the continued strong performance of a number of products, primarily CardioGen-82™ along with the global performance of TheraSphere® which grew by 40% in 2010.

Sterilization Technologies
	Three months ended October 31		Twelve months ended October 31
	2010	2009	2010	2009
Consolidated Results (thousands of U.S. dollars, except where noted)
Revenues	$38,083	28,916	116,842	94,590
Segment earnings (loss)	17,706	13,203	46,861	35,085
Gross margin	60%	57%	54%	53%

Sterilization Technologies revenues increased $9.2 million or 32% in the fourth quarter of fiscal 2010 compared with the same quarter in fiscal 2009 as a result of increased shipments of Co-60 and the sale of one production irradiator.  As a result of higher revenue, segment earnings increased by $4.5 million or 34%.

Revenues of $116.8 million in fiscal 2010 increased $22.2 million or 24% compared with fiscal 2009. The increase was primarily due to increased volume and pricing of Co-60 and the shipment of two production irradiators in fiscal 2010, compared with one in fiscal 2009.

Corporate and Other
Corporate and Other recorded a loss of $9.5 million in the fourth quarter of fiscal 2010, up $1.7 million or 22% compared with a loss of $7.8 million in the fourth quarter of fiscal 2009. The increase in the operating loss was primarily due to higher costs associated with transition activities, higher annual incentive costs, mark-to-market valuation of deferred share units, and unfavourable operational foreign exchange impact.

A segment loss of $66.1 million for Corporate and Other was recorded in fiscal 2010, up $25.2 million or 62% compared with fiscal 2009. The increase in the operating loss was mainly due to higher SG&A costs associated with transition and strategic repositioning activities, and a non-cash foreign exchange loss of approximately $27 million primarily resulting from the revaluation of $450.0 million of proceeds from the sale of MDS Analytical Technologies that were held in a Canadian dollar functional currency entity in U.S. dollars to fund the substantial issuer bid.

Discontinued Operations
Nordion recorded an operating loss of $3.2 million in the fourth quarter of fiscal 2010, compared with an operating loss of $7.3 million in the fourth quarter of fiscal 2009. The decrease was primarily due to completion of the strategic repositioning in fiscal 2010.

An operating loss of $62.0 million was recorded in fiscal 2010, compared with a loss of $91.3 million in fiscal 2009. The operating loss in fiscal 2010 was primarily a result of the MDS Pharma Services Early Stage business whereas the operating loss in fiscal 2009 included the operating performance of MDS Pharma Services Early Stage and Late Stage businesses, as well as MDS Analytical Technologies.

Conference Call
Nordion will hold a conference call on Friday, January 21, 2011 at 9:30 am ET to discuss its fourth quarter and fiscal 2010 results. This call will be webcast live at www.nordion.com, and will be available after the call in archived format at www.nordion.com/investors/webcasts_and_presentations.asp. To participate, please dial 1-866-223-7781 (toll-free North America) or 1-416-340-8018 (International).

Nordion’s 2010 Annual Report and Annual Information Form, and the 2011 Management Proxy Circular can be accessed on the Company’s website at www.nordion.com/investors/annual_reports.asp.

About Nordion Inc.
Nordion Inc. (TSX: NDN; NYSE: NDZ) is a global specialty health science company that provides market-leading products and services used for the prevention, diagnosis and treatment of disease. We are a leading provider of medical isotopes, targeted therapies and sterilization technologies that benefit the lives of millions of people in more than 60 countries around the world. Our products are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. Nordion has more than 600 highly skilled employees in four locations. Find out more at www.nordion.com.

Caution Concerning Forward-Looking Statements
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including under applicable Canadian securities laws and the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. This document contains forward-looking statements including the strategy of the continuing businesses, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may”, “could”, “should”, “would”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “project”, “expect”, “intend”, “indicate”, “forecast”, “objective”, “optimistic”, and words and expressions of similar import, are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: management of operational risks; our ability to secure a reliable supply of raw materials, particularly cobalt and critical medical isotopes; the effects of competition in the markets in which we operate; our ability to manage long-term supply commitments; our reliance on one customer for the majority of our sales of medical isotopes; our ability to maintain regulatory approval for the manufacturing, distribution and sale of our products; the strength of the global economy, in particular the economies of Canada, the U.S., the European Union, Asia, and the other countries in which we conduct business; the stability of global equity markets; assets and liabilities that we retained from the businesses sold; obligations retained and projected adjustments thereto; successful implementation of structural changes, including restructuring plans; our ability to complete other strategic transactions and to execute them successfully; our ability to negotiate future credit agreements, which may or may not be on terms favorable to us; the impact of the movement of the U.S. dollar relative to other currencies, particularly the Canadian dollar and the euro; changes in interest rates in Canada, the U.S., and elsewhere; the timing and technological advancement of new products introduced by us or by our competitors; our ability to manage our research and development; the impact of changes in laws, trade policies and regulations including health care reform, and enforcement thereof; regulatory actions; judicial judgments and legal proceedings, including legal proceedings described in this document; our ability to maintain adequate insurance; our ability to successfully realign our organization, resources and processes; our ability to retain key personnel; our ability to have continued and uninterrupted performance of our information technology and financial systems; our ability to compete effectively; the risk of environmental liabilities; new accounting standards that impact the policies we use to report our financial condition and results of operations; uncertainties associated with critical accounting assumptions and estimates; the possible impact on our businesses from third-party special interest groups; our ability to negotiate and maintain collective-bargaining agreements for certain of our employees; natural disasters; public health emergencies and pandemics; international conflicts and other developments including those relating to terrorism; other risk factors described in section 5 of our AIF; and our success in anticipating and managing these risks.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf, except as required by law.

CONTACTS:
INVESTORS:
Ana Raman
(613) 595-4580
investor.relations@nordion.com

MEDIA:
Tamra Benjamin
(613) 592-3400 x. 1022
tamra.benjamin@nordion.com

SOURCE: Nordion